

Mail Stop 3561

September 23, 2010

Via U.S. Mail

Mr. Dennis Mills, Chief Executive Officer
MI Developments, Inc.
455 Magna Drive
Aurora, Ontario Canada L4G 7A9

> **Re:** **MI Developments, Inc.**
> **Form 40-F for the year ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 001-31728**

Dear Mr. Mills:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 6-K filed August 13, 2010

Significant Matters, page 6
Transaction with Penn National Gaming, Inc., page 6

1. We note from the disclosure on page 6 that on May 6, 2010, the company through an indirect wholly-owned subsidiary entered into an agreement with a wholly owned subsidiary of Penn National Gaming providing for joint ventures to own and operate the Maryland Jockey Club (MJC) real estate and racing operations and the right to pursue non-racing gaming opportunities at MJC properties. We also note that on July 1, 2010, all closing conditions relating to this transaction were completed and that under the related agreements, MJC's real estate and racing operations will be owned by a joint venture to be 51% owned and managed by MID and the right to develop and operate any future gaming opportunities other than racing at the MJC properties will be owned by a joint venture to be 51% owned and managed by Penn. With regards to these joint venture arrangements, please tell us and revise the company's financial statements to explain the company's planned accounting treatment for its investments in these joint venture arrangements.

2. Also, we note that in connection with the formation of the joint venture arrangements, Penn paid MID $26 million for Penn's interest in the joint venture arrangements. With regards to this payment, please indicate whether any gain or loss was recognized by the company in connection with the receipt of this payment and if so, please explain how any gain or loss recognized was calculated or determined.

Real Estate Business, page 19
Rental Revenue, page 19

3. We note from page 20 that rental revenue decreased by $0.1 million during the three months ended June 30, 2010 due to a rent-free period to a new tenant. We further note that ASC 840-40-25-2a requires that rents be recognized on a straight-line basis over the lease term. In this regard, please tell us how you recognize rental revenues and specifically explain why a rent free period would decrease your rent during the period if such revenues are recognized on a straight-line basis.

3. Transactions with Related Parties, page 64
(a) Loans to MEC, page 64

4. We note from the disclosure included in Note 3 that in connection with the development and completion of the Plan, the company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the company pursuant to the terms of the plan. We also note that as a result of such analysis, the company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans and accordingly recorded a $90.8 million

impairment provision related to the loans receivable from MEC which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value. We further note that as a result of the finalization and transfer of the Transferred Assets under the Plan effective April 30, 2010, the company reduced the impairment provision by $10.0 million for the three and six months ended June 30, 2010. With regards to the reduction of the impairment provision, please tell us and revise the notes to the company's financial statements and MD&A in future filings to explain in further detail the changes in facts or circumstances that resulted in the recognition of this reduction in the impairment provision during the three and six months ended June 30, 2010. As part of your response, please indicate whether the fair values of the assets received in connection with the completion of the Plan were higher than originally anticipated and if so, please explain why. We may have further comment upon receipt of your response.

5. Also, please tell us and revise the notes to the company's financial statements in future filings to explain how the carrying values of the various loans receivable from MEC at the effective date of the Plan compared to fair values of the aggregate net assets received by the company upon completion of the Plan, and explain how any gain or loss recognized was calculated or determined. If no gains or losses were recognized other than the $10.0 million reduction in the impairment provision discussed above, please explain why. Also, your response and your revised disclosures should also explain in further detail how the fair values of the various categories of assets received upon effectiveness of the plan were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Dennis Mills, CEO
MI Developments, Inc.
September 23, 2010
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief